# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbe Robotics Ltd., CIK 0001861841
CUSIP: M1R95N100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: HaHashmonaim St. 107, Tel Aviv-Yafo, Israel (L3), NA
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-001177
Filed by CIK 0001453072

## Reporting persons
- Alyeska Investment Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,251,812; sole dispositive power 0; shared dispositive power 10,251,812; aggregate amount beneficially owned 10,251,812 (9.75% of the class)
- Alyeska Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,251,812; sole dispositive power 0; shared dispositive power 10,251,812; aggregate amount beneficially owned 10,251,812 (9.75% of the class)
- Anand Parekh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,251,812; sole dispositive power 0; shared dispositive power 10,251,812; aggregate amount beneficially owned 10,251,812 (9.75% of the class)

## Item 1. Issuer
Name of issuer: Arbe Robotics Ltd.
Address of issuer's principal executive offices: HaHashmonaim St. 107, Tel Aviv-Yafo, Israel

## Item 2. Person Filing
Name of person filing:
(i) Alyeska Investment Group, L.P.
(ii) Alyeska Fund GP, LLC
(iii) Anand Parekh
Address of principal business office or, if none, residence:
(i) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(ii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
(iii) 77 West Wacker Drive, 7th Floor, Chicago, IL 60601
Citizenship:
(i) Alyeska Investment Group, L.P. - Delaware
(ii) Alyeska Fund GP, LLC - Delaware
(iii) Anand Parekh - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 10,251,812
Percent of class: 9.75%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,251,812
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,251,812

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4: Ownership
The reporting persons are the beneficial owners of 2,339,726 shares of Class A common stock, of the Issuer and hold warrants to purchase 7,912,086 shares of the Issuer's Class A common stock, (the "Warrants"). The percentage calculation assumes that there are currently 105,163,188 outstanding shares of Ordinary Shares of the Issuer, based on the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 28, 2025.

## Signatures
- Alyeska Investment Group, L.P.: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2025)
- Alyeska Fund GP, LLC: Jason Bragg, Jason Bragg / Chief Financial Officer (05/15/2025)
- Anand Parekh: Anand Parekh, Anand Parekh / Self (05/15/2025)